FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of the Securities Exchange Act of 1934

For the Month of December 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached hereto is Registrant’s press release dated December 11, 2006 announcing that Registrant has further expanded VSAT deployment for Mexico’s public-school communications program with more than 4000 additional sites.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnikk —————————————— Rachel Prishkolnik Corporate Secretary

Dated December 11, 2006

Gilat further expands VSAT deployment for Mexico’s public-school communications program with more than 4000 additional sites

Gilat’s SkyEdge selected by an additional integrator to provide the Enciclomedia project with broadband satellite connectivity

Petah Tikva, Israel, December 11, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it has been selected by an additional integrator, Integradores de Tecnología to provide a 4,382-site SkyEdge VSAT network serving more than 9,600 Mexican public-school classrooms, to support the “middle-school” phase of the Mexican Ministry of Education’s (SEP) Enciclomedia program. The deployment of the network hub and terminals has already begun.

This deal is in addition to the announcement by Gilat earlier this month that it had also been selected by a consortium of Mexican technology firms to provide a network of 4,400 SkyEdge VSATs. When combined with today’s announcement and with previous announcements from earlier this year, this brings the total number of Mexican classrooms to be connected via SkyEdge to approximately 50,000 – comprised of 33,500 primary-school classrooms and 17,400 middle-school classrooms.

Gilat will provide Integradores with the SkyEdge VSATs for monitoring, broadband Internet access and VoIP services to support the latest phase of Enciclomedia program, which focuses on middle schools and provides continuity to the program’s previous phases. The Internet access will be used for email, discussion forums and web browsing.

Integradores’ General Manager Oscar Perez Martinez said, “Our positive experience with the initial project phase demonstrates that Gilat’s high-performance SkyEdge VSAT platform is well suited to handle multiple applications as required by the Enciclomedia project. The VSAT network can be implemented quickly and scales efficiently, which is critical for a network of this size.”

Enciclomedia (www.enciclomedia.edu.mx) is a computer-based program that integrates federal education resources such as textbooks, digital content and virtual activities to enrich the student’s classroom experience encourage student participation and enhance learning outcomes. The program also includes a portal to assist teachers with their daily activities. The Mexican government considers Enciclomedia to be an important education project and expects it to eventually reach more than 140,000 primary-school classrooms and more than 42,000 middle-school classrooms.

The SkyEdge platform is available in various configurations to support a wide range of networks, from small to large. SkyEdge efficiently supports periodic transmission – such as that required by the monitoring needs of the SEP project – broadband Internet connectivity and video services.

Erez Antebi, CEO of Gilat Network Systems, said, “Our strong local team in Mexico has successfully applied its engineering, logistics and technical-support knowledge to serve Integradores throughout each phase of this program. Our SkyEdge platform will continue to ensure excellent performance for this very large VSAT network.”

About Integradores de Tecnología

Integradores de Tecnología (www.integradores.com.mx), founded in 1997, is a systems integrator providing a wide range of computing and telecommunications solutions to Mexican government agencies and multinational corporations.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 650,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and services offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com